UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 2)

hi/fn, inc.

(Name of Subject Company (Issuer))

Hybrid Acquisition Corp.

a wholly owned subsidiary of

Exar Corporation

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

428358105

(CUSIP Number of Class of Securities)

Thomas R. Melendrez

General Counsel, Secretary and

Executive Vice President of Business Development

Exar Corporation

48720 Kato Road

Fremont, California 94538

(510) 668-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Warren T. Lazarow, Esq. Stephen B. Sonne, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600	Paul S. Scrivano, Esq. O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 (212) 326-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 70,314,877.53	$2,763.37***

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 18,169,219 shares of Hifn common stock (the sum of (x) 14,742,837 shares of Hifn common stock outstanding, (y) 2,893,158 shares of Hifn common stock issuable upon the exercise of outstanding options and 50,000 shares of Hifn common stock issuable upon the exercise of options which may be granted prior to the completion of the exchange offer and proposed merger and (z) 483,224 restricted stock unit awards outstanding, each as of February 26, 2009 (as set forth by Hifn in its Solicitation/Recommendation Statement on Schedule 14D-9, filed March 5, 2009)) and (ii) the average of the high and low sales prices of Hifn common stock as reported on The NASDAQ Stock Market on March 4, 2009 ($3.87).

**	The amount of the filing fee equals $39.30 per $1,000,000 of the transaction valuation.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 1,620.89	Filing Party: Exar Corporation

Form or Registration No.: Form S-4 333-157724	Date Filed: March 5, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on March 5, 2009 and amended on March 6, 2009, by Exar Corporation, a Delaware corporation (“Exar”), and Hybrid Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar (“Offeror”), relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, par value $0.001 per share, of hi/fn, inc., a Delaware corporation (“Hifn”) (the “Shares”), at the election of the holder thereof: (a) $1.60 in cash, without interest, and 0.3529 shares of common stock, par value $0.0001 per share, of Exar (“Exar Common Stock”) or (b) $4.00 in cash, without interest, subject in each case to the election procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Exar has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated March 5, 2009, relating to the offer and sale of Exar Common Stock to be issued to holders of Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Exar or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented and amended by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 23, 2009, among Exar, Hifn and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

All capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Prospectus.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(5) Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by deleting the text “Not Applicable” and replacing it with the following text, and the information set forth in the section of the Prospectus entitled “The Offer — Certain Legal Matters; Regulatory Approvals” is amended and supplemented to add the following text at the end thereof:

“California Litigation

On March 4, 2009, an action entitled Stoltz v. Sisto, et al., Case No. 109CV136498 (the “Stoltz Complaint”), was filed in the Superior Court of the State of California, Santa Clara County. The plaintiff claims to be a stockholder of Hifn and purports to sue Hifn, the members of the Hifn board of directors, Exar and Offeror on behalf of a class of all holders of Shares. The petition alleges that Hifn’s directors breached the fiduciary duties of care, loyalty, candor, good faith, and independence owed to Hifn’s stockholders in agreeing to the Offer and the Merger, and that Hifn, Offeror and Exar aided and abetted these breaches of duty. The plaintiff claims that the consideration to be paid to Hifn’s stockholders in connection with the Offer and the Merger is unfair and did not result from an appropriate consideration of the value of Hifn. The plaintiff also claims that the “no shop” and “standstill” provisions of the Merger Agreement and the termination fee act as a disincentive to other potential bidders for Hifn and preclude Hifn from taking steps to maximize stockholder value. The plaintiff also alleges that Hifn’s directors have failed to disclose certain non-public information to Hifn’s stockholders concerning the Offer and the Merger, and that such individual defendants have clear and material conflicts of interest. The petition seeks class action status, various forms of injunctive relief including an injunction against the consummation of the Offer and the Merger, an order rescinding the Offer and the Merger if already consummated or awarding plaintiff and the other class members rescissory damages, an order directing that defendants account to the stockholders for all damages caused by them and all profits or other special benefits obtained as a result of the claimed breaches of fiduciary duty, and an award of attorneys’ and experts’ fees and costs. Hifn, Offeror and Exar believe that the action is without merit and intend to vigorously contest the action.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2009

EXAR CORPORATION

By:	/s/ J. Scott Kamsler
Name:	J. Scott Kamsler
Title:	Senior Vice President and Chief Financial Officer

HYBRID ACQUISITION CORP.

By:	/s/ Thomas R. Melendrez
Name:	Thomas R. Melendrez
Title:	Secretary and Chief Financial Officer